Exhibit 99.3

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	07	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	2,057	7,422
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Allen	Ordinary	261

Address
6 Cushla Monksland Athlone Co Westmeath
UK postcode

Name	Class of shares allotted	Number allotted
Mr Emmet Boylan	Ordinary	408

Address
18 Carrigemore Green Citywest Saggart Co Dublin
UK postcode

Name	Class of shares allotted	Number allotted
Mr Denis Bray	Ordinary	326

Address
106 Woodlands Navan Co Meath
UK postcode

Name	Class of shares allotted	Number allotted
Mr David Calt	Ordinary	163

Address
22 Woodlands Navan Co Meath
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Ms Therese Clancy	Ordinary	204

Address
Blackwater Villa Ballybunion Co Kerry
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Shelia Clifford	Ordinary	817

Address
Breskabeg Clarina Co Limerick
UK postcode

Name	Class of shares allotted	Number allotted
Mr Nick Cloke	Ordinary	326

Address
10 Woodside Rushbrooke Manor Cobh Co Cork
UK postcode

Name	Class of shares allotted	Number allotted
Mr Anthony Collins	Ordinary	1,021

Address
Woodberry Vicarstown Co Cork
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Ms Teresa Dawson	Ordinary	245

Address
15 Church Road Rathcoole Co Dublin
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Aideen Fitzsimons	Ordinary	326

Address
St Fergal St Bridgits TCE Athlone Co Westmeath
UK postcode

Name	Class of shares allotted	Number allotted
Ms Barbara Heavey	Ordinary	817

Address
7 Castlecourt Dromahair Leitrim Co Leitrim
UK postcode

Name	Class of shares allotted	Number allotted
Mr Charles McCabe	Ordinary	257

Address
Rochestown Slane Co Meath
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Trevor McKeever	Ordinary	408

Address
Rathcoone Wilkinstown Navan Co Meath
UK postcode

Name	Class of shares allotted	Number allotted
Mr Martin McLoughlin	Ordinary	163

Address
Ardsallagh Avenue Navan Co Meath
UK postcode

Name	Class of shares allotted	Number allotted
Mr Eddie Mooney	Ordinary	81

Address
No 9 Courtyard 2 Clarina Village Limerick Co Limerick
UK postcode

Name	Class of shares allotted	Number allotted
Mr Brian O'Grady	Ordinary	245

Address
Blennerville Tralee Co Kerry
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 3/5/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Timmy Quinlan	Ordinary	163

Address
4 Water Street Waterford Co Waterford
UK postcode

Name	Class of shares allotted	Number allotted
Mr Justin Ryan	Ordinary	212

Address
59 Mallfield Thomastown Co Kilkenny
UK postcode

Name	Class of shares allotted	Number allotted
Mr David Slattery	Ordinary	408

Address
21 Beechlawn Beaufort Place Navan Co Meath
UK postcode

Name	Class of shares allotted	Number allotted
Mr Ian Stafford	Ordinary	326

Address
Newbawn Co Wexford
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Maurice Stone	Ordinary	245

Address
6 The Willows Keanes Road Co Waterford
UK postcode

Name	Class of shares allotted	Number allotted
Mr Aidan McDonnell	Ordinary	2,057

Address
20 Royal Oak Road Bagenalstown Co Carlow
UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 06/07/2005
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading RG7 4GA	Tel
	DX number	DX exchange

coform